FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated August 1, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 3, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer

Buenos Aires, August 1, 2011.

To the
Buenos Aires Stock Exchange

Ref.: Changes in the Board of Directors of YPF S.A.

In compliance with the Regulations of the Buenos Aires Stock Exchange, we hereby inform you that the Board of Directors of the Company has considered and resolved, at its meeting held on July 29, 2011, to accept the resignations presented by Messrs. Miguel Ángel Devesa del Barrio y Raúl Cardoso Maycotte to their offices as Directors representing Class D shares, both for strictly personal reasons.

In addition, and in order to comply with the provisions of section 258 of the Argentine Corporations Law No. 19,550 (Ley de Sociedades 19.550) and article 13 of the Company’s Bylaws – Vacancies, the members of the Supervisory Committee representing Class D shares proceeded to cover the vacancies in the Board mentioned in the preceding paragraph by designating Messrs. Miguel Martínez San Martín and Carlos Arnoldo Morales-Gil as Directors representing Class D shares.

We enclose herewith the duly updated list of Board members.

Yours sincerely,

GUILLERMO REDA Market relations officer

Board of Director

Position	Name	Class of Shares represented	Period	Status

Chairman of the Board	Antonio Brufau Niubo	Class D	April 2013	Non Independent

Vice-Chairman of the Board	Enrique Eskenazi	Class D	April 2013	Non Independent

CEO and General Manager	Sebastián Eskenazi	Class D	April 2013	Non Independent

Repsol Argentina General Director and Assistant Director to the CEO	Antonio Gomis Sáez	Class D	April 2013	Non Independent

Director	Roberto Baratta	Clase A	Abril 2012	Independent
Director	Aníbal Guillermo Belloni	Class D	April 2013	Non Independent
Director	Mario Blejer	Class D	April 2013	Independent
Director	Carlos Bruno	Class D	April 2013	Independent
Director	Carlos de la Vega	Class D	April 2013	Independent
Director	Matías Eskenazi Storey	Class D	April 2013	Non Independent
Director	Salvador Font Estrany	Class D	April 2013	Non Independent
Director	Federico Mañero	Class D	April 2013	Independent
Director	Javier Monzón	Class D	April 2013	Non Independent
Director	Miguel Martínez San Martin	Class D	April 2013	Non Independent
Director	Luis Suárez de Lezo Mantilla	Class D	April 2013	Non Independent
Director	Carlos Arnoldo Morales-Gil	Class D	April 2013	Non Independent
Director	Mario Vázquez	Class D	April 2013	Independent

Alternate Director	To be appointed	Class A	-	-
Alternate Director	Alejandro Quiroga López	Class D	April 2013	Non Independent
Alternate Director	Alfredo Pochintesta	Class D	April 2013	Non Independent
Alternate Director	Tomás García Blanco	Class D	April 2013	Non Independent
Alternate Director	Fernando Dasso	Class D	April 2013	Non Independent
Alternate Director	Carlos Jiménez	Class D	April 2013	Non Independent
Alternate Director	Carlos Alfonsi	Class D	April 2013	Non Independent
Alternate Director	Ángel Ramos Sánchez	Class D	April 2013	Non Independent
Alternate Director	Ezequiel Eskenazi Storey	Class D	April 2013	Non Independent
Alternate Director	Mauro Renato José Dacomo	Class D	April 2013	Non Independent
Alternate Director-COO	Ignacio Cruz Moran	Class D	April 2013	Non Independent
Alternate Director	Eduardo Ángel Garrote	Class D	April 2013	Non Independent

The Alternate Director representing Class A shares will be appointed after the Special Class A meeting. In due time YPF S.A. will communicate the resulting appointment.

Supervisory Committee

Position	Name	Term

Member	Silvana Rosa Lagrosa	One fiscal year
Member	Juan Andrés Gelly y Obes	One fiscal year
Member	Santiago Carlos Lazzati	One fiscal year
Member	Israel Lipsich	One fiscal year
Member	Carlos María Tombeur	One fiscal year

Alternate Member	Gustavo Adolfo Mazzoni	One fiscal year
Alternate Member	Arturo Alonso Peña	One fiscal year
Alternate Member	Oscar Oroná	One fiscal year
Alternate Member	Edgardo Sanguineti	One fiscal year
Alternate Member	Rubén Laizerowitch	One fiscal year